UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HYPERION THERAPEUTICS, INC.

(Name of Subject Company)

HYPERION THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44915N 101

(CUSIP Number of Class of Securities)

Jeffrey S. Farrow

Chief Financial Officer

2000 Sierra Point Parkway, Suite 400

Brisbane, CA 94005

(650) 745-7802

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael J. Kennedy, Esq.

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Hyperion Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ghrian Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Horizon Pharma, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share (the “Shares”), of the Company at a purchase price of $46.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on April 9, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following new text at the end of the second paragraph under the subsection heading entitled “Arrangements with Current Executive Officers and Directors of the Company – Employment Agreements” on page 9 of the Schedule 14D-9:

As defined in Mr. Santel’s employment agreement, “cause” means a reasonable determination by the Company Board that Mr. Santel has: (A) engaged in theft, dishonesty or falsification of any employment or Company records; (B) maliciously or recklessly disclosed the Company’s confidential or proprietary information; (C) committed any immoral or illegal act or any gross or willful misconduct which the Board reasonably determines has (1) seriously undermined the ability of the Company Board or management to entrust Mr. Santel with important matters or otherwise work effectively with Mr. Santel, (2) contributed to the Company’s loss of significant revenues or business opportunities, or (3) significantly and detrimentally affected the business or reputation of the Company or any of its subsidiaries; and/or (D) failed or refused to follow the reasonable and lawful directives of the Company Board, provided such failure or refusal continues after Mr. Santel’s receipt of reasonable notice in writing of such failure or refusal and an opportunity to correct the problem.

As defined in Mr. Santel’s employment agreement, termination for “good reason” means Mr. Santel’s resignation from employment with the Company after the occurrence, without Mr. Santel’s express written consent, of any of the following: (A) a material breach by the Company of the employment agreement; (B) a change in Mr. Santel’s position with the Company that materially reduces his level of authority, responsibilities or duties (including, without limitation, any change in his position such that he is no longer employed in substantially the same position and with substantially the same level of authority, responsibilities or duties at the ultimate parent corporation in an affiliated group of companies); (C) a reduction in Mr. Santel’s base salary by more than ten percent; or (D) a change in Mr. Santel’s primary place of work in a manner that increases his average daily commute by at least 25 miles. Notwithstanding the foregoing, Mr. Santel’s resignation shall not constitute a resignation for “good reason” unless he notifies the Company of the events considered to create “good reason” within 90 days of the occurrence of such events and gives the Company at least 30 days to cure such events (the “Company Cure Period”). Mr. Santel’s continued employment 30 days after the expiration of the Company Cure Period constitute Mr. Santel’s consent to, or waiver of rights with respect to, any circumstances constituting “good reason”. Mr. Santel may, however, rely on a waived condition to demonstrate that any subsequent, separate, event or circumstance constitutes “good reason”. For example, and without limitation, a reduction in Mr. Santel’s authorities that is deemed waived by operation of this clause may be considered for purposes of determining whether any subsequent reduction in Mr. Santel’s authorities, when taken into consideration with the first reduction, constitutes a “material reduction.” Mr. Santel’s right to resign employment for “good reason” shall not be affected by Mr. Santel’s incapacity due to physical or mental illness.

•	By adding the following new text at the end of the third paragraph under the subsection heading entitled “Arrangements with Current Executive Officers and Directors of the Company – Employment Agreements” on page 9 of the Schedule 14D-9:

As defined in Mr. Santel’s employment agreement, “qualifying termination” means the occurrence of any one or more of the following events within 12 calendar months following the date of a Change in Control (as defined below): (A) an involuntary termination of Mr. Santel’s employment by the Company for reasons other than cause (and other than on account of Mr. Santel’s death); (B) a voluntary termination of employment by Mr. Santel for good reason; (C) a failure or refusal by a successor company to assume by written instrument the Company’s obligations under the employment agreement; or (D) a repudiation or breach by the Company or any successor company of any of the provisions of the employment agreement.

For purposes of the “qualifying termination” definition, a “Change in Control” means: (A) the approval by the stockholders of the Company of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; (B) the approval by the stockholders of the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; (C) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or (D) a change in the composition of the Company Board, as a result of which fewer than a majority of the directors are directors who either (1) directors of the Company as of the date hereof, or (2) elected, or nominated for election, to the Company Board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transactions described in subsections (A), (B) or (C) or in connection with an actual or threatened proxy contest relating to the election of directors of the Company. Notwithstanding the foregoing, a transaction shall not constitute a Change of Control if: (1) its sole purpose is to change the state of the Company’s incorporation; (2) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction; (3) it constitutes the initial public offering of the Company’s securities; or (4) it is a transaction effected primarily for the purpose of financing the Company with cash (as determined by the Company Board acting in good faith and without regard to whether such transaction is effectuated by a merger, equity financing or otherwise).

•	By adding the following new text at the end of the third paragraph under the subsection heading entitled “Arrangements with Current Executive Officers and Directors of the Company – Change in Control Severance Agreements” on page 10 of the Schedule 14D-9:

As defined in the Severance Agreements, “cause” means a reasonable determination by the Company that the executive has engaged in any of the following conduct: (i) is convicted of, or enters into a plea of nolo contendere to, a felony; (ii) theft, dishonesty or falsification of any employment or Company records; (iii) maliciously or recklessly disclosed the Company’s confidential or proprietary information or otherwise breached any provision of the executive’s written confidentiality or proprietary information agreement; (iv) committed any gross or willful misconduct; (v) committed any immoral or illegal act which the Company reasonably determines has (A) seriously undermined the ability of the Company Board or of management to entrust the executive with important matters or otherwise work effectively with the executive, (B) contributed to the Company’s loss of significant revenues or business opportunities, or (C) significantly and detrimentally affected the business or reputation of the Company or any of its subsidiaries; and/or (vi) failed or refused to follow the reasonable and lawful directives of the Company, provided such failure or refusal continues and has not been corrected after the executive’s receipt of at least 30 days’ notice in writing of such failure or refusal and an opportunity to correct such failure or refusal (provided that, if such failure or refusal is not reasonably capable of being corrected, then no advance notice shall be required).

As defined in the Severance Agreements, termination for “good reason” means the executive’s resignation from all positions the executive holds with the Company at such time, which resignation occurs within 120 days following any of the following events occurring without the executive’s written consent, provided that the executive has given the Company written notice of such event within 90 days after the first occurrence of such event and the Company has not cured such event within 30 days after such notice: (A) with respect to a Covered Termination (as defined below), a material diminution in the executive’s base salary other than in connection with an across-the-board reduction for similarly situated executives, or, with respect to a Change in Control Termination (as defined below), a material diminution in the executive’s base salary regardless of any reduction for similarly situated executives; (B) a change in the executive’s position with the Company that materially reduces the executive’s level of authority, responsibilities or duties (including any change in the executive’s position such that the executive is no longer employed in substantially the same position and with substantially the same level of authority, responsibilities or duties at the ultimate parent corporation in an affiliated group of companies); (C) a relocation of the executive’s assigned office location more than 15 miles from the executive’s assigned office location on the date hereof (except for required business travel); provided, however, that any relocation of an office of the Company that results from events beyond the control of the Company, including acts of God, natural disasters, and acts of war, shall not give rise to “good reason”; or (D) the material breach by the Company of the Severance Agreement.

For the purposes of the “good reason” definition, a “Covered Termination” is an involuntary termination (meaning dismissal or discharge for reasons other than death or disability) without cause, or a resignation for good reason, other than a Change in Control Termination, provided that any such termination is a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h) (a termination of employment due to the executive’s death or disability will not constitute a Covered Termination).

For the purposes of the “good reason” definition, a “Change in Control Termination” is an involuntary termination (meaning dismissal or discharge for reasons other than death or disability) without cause, or a resignation for good reason, either of which occurs during the period beginning on the date that is 3 months prior to the effective date of a Change in Control and ending on the date that is 12 months following the effective date of a Change in Control, provided that any such termination is a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h) (a termination of employment due to the executive’s death or disability will not constitute a Change in Control Termination). For purposes of the Change in Control Termination definition, a “Change in Control” is defined as the occurrence of any of the following events: (i) consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; (ii) the approval by the stockholders of the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; (iii) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or (iv) a change in the composition of the Board, as a result of which fewer than a majority of the directors are directors who either (A) directors of the Company as of the date of the agreement, or (B) elected, or nominated for election, to the Company Board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transactions described in subsections (i), (ii) or (iii) or in connection with an actual or threatened proxy contest relating to the election of directors of the Company. Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if: (1) its sole purpose is to change the state of the Company’s incorporation; (2) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction; or (3) it is a transaction effected primarily for the purpose of financing the Company with cash (as determined by the Company Board acting in good faith and without regard to whether such transaction is effectuated by a merger, equity financing or otherwise). In addition, to the extent required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or a “change in the ownership of a substantial portion of the assets of” the Company, as determined under Treasury Regulations Section 1.409A-3(i)(5).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Therapeutics, Inc.

By:	/s/ Donald Santel
Name:	Donald J. Santel
Title:	President and Chief Executive Officer

Dated: April 21, 2015

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